Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES DIVESTITURE OF
TRUCKING ASSETS

Calgary, Alberta, Canada – June 16, 2014

Precision Drilling Corporation (“Precision”) announced today that it has signed an agreement to sell certain assets from its trucking operations to Aveda Transportation and Energy Services Inc. (“Aveda”).  The assets included in the sale consist of trucks and other related assets all of which are used to support drilling rig moving operations for Precision and third parties in Texas and New Mexico.  The asset sale is expected to close on July 1, 2014.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated: “The divestiture of these non-core assets will free up capital to invest in the growth of Precision’s core businesses in Canada, the U.S. and international markets.  Additionally, we believe the assets will be better suited in an organization committed to growing the service capabilities of the trucking platform these assets provide.  We look forward to working with Aveda in the future in supporting our drilling rig moving operations in the U.S. and Canada.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

In particular, forward-looking information in this news release includes, without limitation, information relating to the date of closing of the asset sale and use of future capital. Forward-looking information and statements are based on certain expectations and assumptions made by Precision, including the assumption that the asset sale will occur in accordance with and on the timing currently contemplated by Precision. Although Precision believes these expectations and assumptions to be reasonable, undue reliance should not be placed on such forward-looking information as Precision cannot give any assurances that they will prove to be correct. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, without limitation, the failure by either party to satisfy its respective closing obligations under the asset purchase agreement and general economic, market and business conditions.

The forward-looking information contained in this press release are made as of the date hereof and Precision does not undertake any obligation to update publicly or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on The New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
403.716.4575
403.716.4755 (FAX)